

Mail Stop 4631

February 21, 2017

Via E-Mail
Mr. Olukayode Jinadu
President, Chief Executive Officer, Director, and Chief Investment Strategist
Bofat Investment, Inc.
6740 Greenbriar Curve
Shakopee, MN 55379

> **Re: Bofat Investment, Inc.**
> **Amendments 2 and 3 to Offering Statement on Form 1-A**
> **Filed February 10 and 17, 2017**
> **File No. 24-10622**

Dear Mr. Jinadu:

We have reviewed your amendments to the offering statement and have the following comment.

General

1. Notwithstanding your statement on page 5, your disclosures indicate that you are a blank check company. Among other things, you are a shell company with a going concern opinion, you have no definitive agreement to build and operate a gas powered plant, you do not disclose any specific, concrete business plan, steps, or milestones necessary for you to become operational, you have no identified business uses of the proceeds of the offering other than unspecified "expenses" and expenses of the offering itself, and you have inadequate working capital.

   As defined in Rule 419(a)(2) of the Securities Act, a blank check company includes a company that is issuing penny stock and that is "a development stage company that has no specific business plan or operation or [whose] business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." A registrant should not attempt to create the appearance that it has a specific business plan in an effort to avoid the application of Rule 419. See Securities Act Release No. 33-6932 (April 28, 1992). The items identified above and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. As a blank check company, you do not satisfy the issuer eligibility requirements of Item 2 of Form 1-A and should withdraw the Form 1-A. If you determine to proceed with a registered public offering on Form S-1, please consider the requirements of Securities Act Rule 419.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-Mail
        Mr. Andy Altahawi
        205 Chubb Avenue
        Lyndhurst, NJ 07071